Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 20, 2020

FAIRFAX TO DONATE US$1 MILLION TO ‘PM CARES FUND’
FOR COVID-19 RELIEF IN INDIA

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U), recognizing the unprecedented widespread economic suffering from the COVID-19 pandemic, is donating US$1 million to the Prime Minister’s Citizen Assistance and Relief in Emergency Situations Fund (the “PM CARES Fund”) to aid the Indian Government in providing assistance to its citizens in connection with the COVID-19 pandemic. The donation will be made to the PM CARES Fund on behalf of the Fairfax group of companies, including Fairfax India Holdings Corporation, through Fairfax’s Indian affiliate Fairbridge Capital Private Limited.

The PM CARES Fund, chaired by Prime Minister Narendra Modi, was created to provide relief to those affected by the COVID-19 pandemic in India, including the provision of financial assistance to Indian citizens and to support healthcare and other necessary infrastructure.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “We have been impressed by the Indian government’s rapid and proactive response to the COVID-19 pandemic, including the implementation of one of the strictest lockdowns in the world. Fairfax wishes to assist the Indian Government in its efforts to support many of the most vulnerable members of Indian society, who will be severely impacted by the pandemic.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:                                                                  John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946